Exhibit 99.5

Sender:  From the Desk of Nigel Blakeway

Subject:  OMRON to Acquire U.S.-based Adept Technology

Send to:  Omron employees in the Americas — OMCA, OEI, OCI, OBR. To managers of OOM, Healthcare, Automotive for dissemination to staff where appropriate.

Dear OMRON colleagues,

I am delighted to share the news that today OMRON has entered into an agreement with Adept Technology, Inc., a global, leading provider of intelligent robots, autonomous mobile robot solutions and services, for OMRON to acquire Adept.

OMRON plans to acquire all of the outstanding shares of common stock of Pleasanton, California-based Adept through an all cash tender offer followed by a second-step merger.  The transaction has been unanimously approved by the Boards of Directors of both companies. The tender offer is expected to commence on or about September 23, 2015, and the transaction is expected to close on or about October 23, 2015.

This acquisition is a part of the acceleration of OMRON’s “ILO+S” (Input, Logic, Output and Safety) strategy for our Industrial Automation Business. We are excited about the prospect of adding Adept’s robotics technologies to our product portfolio to deliver an even greater range of industrial automation solutions to our customers.

The press release for this announcement is attached.

Yours sincerely,

/s/ Nigel Blakeway

Forward-Looking Statements

Any statements made concerning the proposed transaction between OMRON and Adept, the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, future revenue and earnings and any other statements that are not purely historical fact are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by OMRON, Adept and their respective subsidiaries, conditions affecting OMRON’s and Adept’s customers and suppliers, competitor responses to OMRON’s and Adept’s products and services, the overall market acceptance of such products and services, the integration of the businesses and other factors disclosed in Adept’s periodic reports filed with the SEC. Consequently, such forward-looking statements should be regarded as OMRON’s and Adept’s current plans, estimates and beliefs.  Neither OMRON nor Adept assume any obligation to update the forward-looking information contained in this report, except as expressly required by law.

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. The tender offer for the outstanding shares of Adept’s common stock described in this communication has not commenced. At the time the tender offer is commenced, OMRON will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Adept will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adept’s stockholders at no expense to them by the information agent to the tender offer, which will be announced. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.